SEGUSO HOLDINGS, INC.
3405 54th Drive W, #G102
Bradenton, FL 34210
October 24, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:   Seguso Holdings, Inc.
Registration Statement on Form SB-2
Registration No. 333-122697
Dear Ladies and Gentlemen:
         The undersigned, Seguso Holdings, Inc., a New York corporation (the “Company”), has filed a Registration Statement on Form SB-2 (No. 333-122697) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended.
         The Company hereby acknowledges that:
•  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
         The Company respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 AM on October 26, 2007 or as soon thereafter as is possible.
Seguso Holdings, Inc.
By:    /s/ Robert Seguso
Robert Seguso, Chief Executive Officer